UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-12364

HSBC Bank plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   ☒             Form 40-F ☐

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K

HSBC Bank plc (the “Registrant”) hereby incorporates by reference the following exhibit to this report on Form 6-K into its registration statement on Form F-3: file number 333-267182.

Exhibit No.	Description of Document

99.1	Interim Report for the six-month period ended June 30, 2023, as filed on Form 6-K on August 1, 2023 (file number 001-12364).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

Date: August 14, 2023
	By:	/s/ David Watts
	Name:	David Watts
	Title:	Chief Financial Officer